SEC File Number 0-49912

CUSIP Number 624225108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Mountain National Bancshares, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

300 East Main Street

Address of Principal Executive Office (Street and Number)

Sevierville, Tennessee 37862

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mountain National Bancshares, Inc. (the “Company”) has determined it will be unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2012 by April 1, 2013, without unreasonable effort or expense because the Company’s annual financial statements have not been finalized. Completion of our annual financial statements has required more time than in prior years due to issues related to the regulatory and capital issues involving Mountain National Bank (the “Bank”). Therefore, we were not able to file the Form 10-K by April 1, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael L. Brown	(865)	428-7990
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Forms 10-Q for the three month periods ended March 31, June 30 and September 30, 2012.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s final results of operation for the fiscal year ended December 31, 2012 are not complete, the Company currently expects that it will recognize a net loss in the range of approximately $1.4 million to $2.0 million for the 2012 fiscal year, compared to a net loss of $39.3 million for the 2011 fiscal year. The primary factor contributing to the net loss in 2012 was provision for loan loss expense in the range of approximately $2.8 million to $3.5 million, compared to provision for loan loss expense of approximately $33.6 million in 2011. These results are preliminary and subject to adjustment.

The Bank has failed to satisfy regulatory capital requirements since October 27, 2011. As previously reported, if the Bank is unable to achieve these capital requirements, it may face additional regulatory constraints and the ability of the Bank to continue as a going concern may be materially impaired. Our independent registered public accounting firm’s report on the 2011 financial statements contained a going concern emphasis paragraph. As of December 31, 2012, there continue to be matters that give rise to substantial doubt about the ability of the Company to continue as a going concern.

Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “seek,” “attempt,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those set forth under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, and the following factors:

•

the effects of greater than anticipated deterioration in economic and business conditions (including in the residential and commercial real estate construction and development segment of the economy) nationally and in our local market;

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	lack of sustained growth in the economy in the Sevier County and Blount County, Tennessee area;

•	government monetary and fiscal policies as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	the effects of failing to comply with our regulatory commitments, including those contained in the consent order our bank subsidiary entered into on October 27, 2011 (the “Consent Order”);

•	our ability to raise sufficient amounts of capital to enable the Bank to achieve the capital commitments it has made to its primary regulators;

•	the inability to comply with regulatory capital requirements, including those resulting from recently proposed changes to capital methodologies and required capital maintenance levels;

•	changes in accounting policies, rules and practices;

•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions;

•

the effects on deposit liabilities and liquidity as a result of the restrictions on our bank subsidiary’s ability to pay interest on deposits above certain national rate caps as a result of our bank subsidiary entering into the Consent Order;

•

the effects on deposit liabilities and liquidity as a result of the limitations on our bank subsidiary’s ability to make, renew or rollover brokered deposits as a result of our bank subsidiary entering into the Consent Order;

•	results of regulatory examinations;

•	the remediation efforts related to the Company’s material weakness in internal control over financial reporting;

•	the ability to raise additional capital;

•	the prepayment of FDIC insurance premiums and higher FDIC assessment rates;

•

the effects of negative publicity, including as a result of our announcing that our bank subsidiary had entered into the Consent Order and that the Company had entered into a written agreement with the Federal Reserve Bank of Atlanta;

•	the effectiveness of the Company’s activities in improving, resolving or liquidating lower quality assets;

•	the Company’s recording of a further allowance related to its deferred tax asset; and

•	other factors and information described herein and in any of our reports that we make with the Securities and Exchange Commission under the Exchange Act.

All forward-looking statements that are made by the Company herein are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements included herein after the date of this report.

Mountain National Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2013	By:	/s/ Michael L. Brown
		Name:	Michael L. Brown
		Title:	President